82-7711

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com

Fosters Brewing Group

FOSTER'S
GROUP
Inspiring Global Enjoyment

**For your information as released to**
**The Australian Stock Exchange.**

SEC MAIL PROCESSING SECTION
RECEIVED
JAN - 2 2003
D.C. 183

PROCESSED
FEB 03 2003
THOMSON FINANCIAL

SUPPL

With Compliments

03003187

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

FOSTER'S
GROUP
Inspiring Global Enjoyment

16 December 2002



**CHANGE OF SHARE REGISTRAR**

As of Monday 16 December 2002 the new share registrar for Foster's Group Limited will be Computershare Investor Services Pty Ltd. Contact details are as follows:

Level 12
565 Bourke Street
Melbourne, Vic, 3000
AUSTRALIA

G.P.O. Box 2975
Melbourne, Vic, 3001
AUSTRALIA

| | |
|---|---|
| Telephone: | 1300 134 708 |
| International Telephone Number: | +61 3 9615 5970 |
| Facsimile: | +61 3 9473 2469 |
| Website Address: | www.computershare.com |
| Email: | web.queries@computershare.com.au |

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

**FACSIMILE**
**Department: COMPANY ANNOUNCEMENTS OFFICE**

DATE: 16/12/2002

TIME: 09:18:27

TO: FOSTER'S GROUP LIMITED

FAX NO: 03-9645-7226

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change of Share Registrar